October 7, 1999

Mr. David Lyon
Senior Financial Analyst
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:     MedSearch Technologies, Inc.
        Form 10-SB, filed August 24, 1999
        File No. 0-27135

Dear Mr. Lyon:

Per your letter dated October 4, 1999, we respectfully request that you withdraw our Form 10-SB.


Sincerely,



/s/ JACOB MELLER
--------------------
Jacob Meller
President